[CRIIMI MAE INC. LETTERHEAD]


                                                          __________ __, 2002


To Our Stockholders:

     On January 23, 2002, the Board of Directors of CRIIMI MAE Inc. adopted a Shareholder Rights Plan (the "Plan"). As part of that Plan, the Board declared a dividend distribution of one Series H Junior Preferred Stock Purchase Right (each a "Right" and, collectively, the "Rights") on each outstanding share of the Company's Common Stock (the "Common Stock"). A Summary of Rights explaining the terms of the Rights is enclosed herewith.

     The main purpose of the Plan is to preserve the Company's existing and projected net operating losses for tax purposes (collectively, the "NOLs"). The Company's future use of NOLs could be substantially limited in the event of an "ownership change" as defined under Section 382 of the Internal Revenue Code (the "Code"). The Plan is designed to reduce the likelihood of an "ownership change" under the Code by discouraging any person or group from acquiring 5 percent or more of the outstanding common shares. The Plan also discourages existing 5 percent holders of common stock from acquiring additional shares.

     In general, the Code says a company reaches the "ownership change" threshold if the "5% shareholders" increase their aggregate ownership interest in the company over a three-year testing period by more than 50 percentage points. The ownership interest is measured in terms of market value of the Company's capital stock.

     The Company is concerned that future acquisitions of common stock, preferred stock or a combination of both by an existing "5% shareholder" or a new "5% shareholder" could cause an "ownership change," and thereby limit the Company's future use of NOLs. If an "ownership change" occurred, the Company's ability to use its NOLs to reduce or offset taxable income would be substantially limited or not available under Section 382. This would mean the Company would have REIT distribution requirements. The Company's existing debt documents limit the Company's ability to pay cash distributions. Therefore, all or a substantial portion of any of the Company's distributions would most likely be in the form of non-cash taxable dividends.

     Under the Rights Plan, one right will be distributed for each share of the Company's common stock to shareholders of record as of February 4, 2002. The rights will automatically trade with the underlying shares of CRIIMI MAE common stock. The rights will become exercisable if a person or group acquires beneficial ownership of 5% of CRIIMI MAE's outstanding common stock or announces a tender offer for 5% or more of the common stock (an "Acquiring Person"). An Acquiring Person also includes a person or group currently holding 5% or more of the common stock that acquires additional common shares. An exception could be made if the transaction is approved by CRIIMI MAE's board of directors.

     If the rights become exercisable, each right will entitle its holder to purchase one one-thousandth of a share of a new series of the Company's preferred stock at an exercise price of $23 per share. If a person or group becomes an Acquiring Person in a transaction that has not been approved by the board of directors, then each right, other than those owned by the acquiring person, would entitle the holder to purchase $46.00 worth of CRIIMI MAE common stock for the $23.00 exercise price.

     Currently, the Board does not know of any acquisition of shares of the Company's capital stock that will create an "ownership change" under Section 382 of the Internal Revenue Code. The Board believes that the Shareholder Rights Plan represents a sound and reasonable means of safeguarding the interests of the Company's stockholders, as the Plan is designed to help preserve the full use of the Company's NOLs. Although the Shareholder Rights Plan does provide significant deterrence to a person or group from becoming a "5% shareholder" through the acquisition of shares of the Company's Common Stock, it does not fully protect the Company from someone acquiring shares of the Company's capital stock that would result in an "ownership change" under Section 382 of the Internal Revenue Code.

     The Rights may be redeemed by the Company at $0.001 per Right prior to the close of business on the tenth day following the date on which any person or group of affiliated or associated persons acquires beneficial ownership of 5% or more of the Common Stock (with certain exceptions), under the circumstances set forth in the Shareholder Rights Plan.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no present dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you under current federal income tax law, and will not change the way in which the Company's shares of Common Stock may be traded. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.


                                                     Sincerely,



                                                     William B. Dockser
                                                     Chairman of the Board

Summary of Rights to Purchase Preferred Shares

(The Summary of Rights to Purchase Preferred Shares is incorporated herein by reference to Exhibit C of Exhibit 4 filed herewith.)